QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY	JURISDICTION OF INCORPORATION
K&D MagMotor Corp.	Delaware
SatCon Film Microelectronics, Inc.*	Delaware
HyComp Acquisition Corp.	Delaware
Ling Electronics, Inc.	California
Ling Electronics, Ltd.	United Kingdom
SatCon Power Systems Canada, Ltd.	Canada

*
Doing business as "Film Microelectronics, Inc."

QuickLinks

SUBSIDIARIES OF THE REGISTRANT